UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

CHAMPION PAIN CARE CORPORATION

 (Name of Issuer)

Common Stock, par value $0.0001 per share

 (Title of Class of Securities)

158571109

(CUSIP Number)

Emil Schiller

635 Fourth Line (Unit 1)

Oakville, ON, Canada L6L 5B0

1. 416.407.7257

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 4, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ¨

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 158571109	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Emil Schiller
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ¨ (b) √
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ¨
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 6,000,000
	8.	SHARED VOTING POWER 40,251,667(1)
	9.	SOLE DISPOSITIVE POWER 6,000,000
	10.	SHARED DISPOSITIVE POWER 40,251,667(1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ¨
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.9% (2)
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 158571109	13D	Page 3 of 4 Pages

(1) The board of directors (“the Champion Board”) of Champion Care Corp. (“Champion Toronto”) has investment and voting control over the 40,251,667 Common Shares of the Issuer (as defined below) held by Champion Toronto (the “Champion Shares”) and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is a director and employee of Champion Toronto. Messrs. Owen, Fishman and Schiller are not deemed beneficial owners of the Champion Shares.

(2) This percentage is calculated based upon 121,313,500 shares of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as of May 4, 2016.

Item 1.  Security and Issuer.

This Schedule 13D relates to the Shares, par value $0.0001 per share, of Champion Pain Care Corporation (the “Shares”), a Delaware corporation (the “Issuer”). The Issuer’s principal executive office is located at 48 Wall Street, 10th Floor, New York, NY 10005.

Item 2.  Identity and Background.

(a)	The name of the reporting person is Emil Schiller, a Director of the Issuer. The name of each director and executive officer of Champion Toronto is set forth on Schedule I to this Schedule 13D.

(b)	The business address of Emil Schiller is 635 Fourth Line (Unit 1), Oakville, Ontario L6L 5BO, Canada.

(c)	Within the last five years, Emil Schiller has not been convicted in any criminal proceedings.

(d)

Within the last five years, Emil Schiller was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of any such proceeding was not or is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source or Amount of Funds or Other Consideration.

 On May 4, 2016, Emil Schiller transferred 1,000,000 shares to a friend in exchange for $6,000.

Item 4.  Purpose of Transaction.

 The Shares were issued to a friend.

Item 5.  Interest in Securities of the Issuer.

(a)

Emil Schiller directly owns 6,000,000 shares of the Issuer’s Common Stock representing 4.9% of the Issuer’s outstanding Common Stock. The percentage of shares owned by Emil Schiller is based upon 121,313,500 issued and outstanding of the Issuer’s Common Stock reported to be outstanding to the reporting person by the Issuer as at the date of this filing.

(b)

Champion Toronto is an Ontario, Canada corporation that is 73% owned by Terrance Owen, Jack Fishman and Emil Schiller, each of whom are members of the Champion Board which has the sole power to vote and dispose of the Champion Shares. Terrance Owen, Jack Fishman and Emil Schiller have investment and voting control over the securities of the Champion Shares and may exercise such control only with the support of a majority of the Champion Board. As such, no individual member of the Champion Board is deemed to hold any beneficial ownership in the Champion Shares. Each of Terrance Owen, Jack Fishman and Emil Schiller is a member of the board of directors of the Issuer, and each is employed with Champion Toronto. Except as described in this Schedule 13D/A, no person acting alone has the power to vote or to direct the vote or to dispose or direct the disposition of the Champion Shares.

(c)

On May 4, 2016 Emil Schiller sold 1,000,000 of the Champion Shares to a friend in a private transaction for $6,000. Emil Schiller has not effected any other transactions in the Issuer’s Common Stock within the 60 days prior to the date of this filing.

(d)

Emil Schiller does not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer’s Common Stock held in the name of Emil Schiller and reported herein.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 There are no contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits.

None

CUSIP No. 158571109	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMPANY NAME

/s/ Emil Schiller Emil Schiller

Insert Title Insert Title

May 9, 2016 Insert Date